Mail Stop 4561
								February 7, 2006

By U.S. Mail and Facsimile to (810) 766-6938

Charles D. Christy
Executive Vice President and Chief Financial Officer
Citizens Banking Corporation
328 S. Saginaw Street
Flint, Michigan  48502

Re:	Citizens Banking Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 16, 2005
	File No. 000-10535

Dear Mr. Christy:

      We have reviewed your response filed with the Commission on January 31, 2006, and have the following additional comments.
Please
file an amendment in response to these comments and provide us the additional information requested.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
Note 3. Recent Transactions, page 67

1. Please refer to prior comment 1.  Your response appears to focus
primarily on an assertion that the subsidiary was not identified as a
segment and that the cash flows associated with your continued operations in Illinois are directly related to the operations of the sold subsidiary. As stated in our prior comments on this issue, identification as a segment is not the only factor to consider in determining discontinued operations. We note from the sale agreement filed as Exhibit 2.1 to the Form 10-Q for the second quarter of
2004
that the sale of this subsidiary was a stock sale to the purchaser.
We also note that Article 5.13 of the stock sale agreement includes a non-compete agreement. Based on the discussions of your business and your response, we do not believe the cash flows of your continued operations in Illinois are directly and primarily related to the operations of the sold subsidiary. We also note that you maintained separate financial information for this subsidiary. Please revise to present the sold subsidiary as discontinued operations.

Note 5. Investment Securities, page 70
2. Please refer to prior comment 2. You state that four CMO securities accounted for as available for sale under SFAS 115 were marked to market. We do not believe such accounting treatment is appropriate under SFAS 115. Please amend your filings to account for these securities consistently with the guidance in SFAS 115.
3. Please refer to prior comment 3 and explain to us the processes which management applies in determining that it has both the intent and ability to hold the securities for the foreseeable future in order to make full recovery of costs. In your response, please also tell us how you consider the concept of "foreseeable future" in making your determination.

Form 8-K, filed on January 20, 2006
Exhibit 99.1
4. We note that you charged $3.6 million in the fourth quarter related to your hedging activities associated with your brokered deposits and that the amounts related to prior periods are immaterial to your financial statements. In support of that assertion, please provide us your materiality analysis for each quarter and fiscal year impacted by this error.
5. In regards to the $3.6 million charge related to the brokered deposits, we note that you intend to present this charge as a component of non-interest income. Please tell us how management determined that a prior period adjustment was not considered necessary.
6. We note that during the quarter you recorded a $9.1 million insurance settlement through your provision for loan loss. Please provide us an expanded discussion of the facts and circumstances surrounding the related losses and how management determined that the appropriate recognition of the insurance proceeds was through the allowance for loan and lease losses.

      Where appropriate, please file an amendment in response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response via EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3851 with any questions.


      Sincerely,



      Paul Cline
      Senior Accountant


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Charles D. Christy
Citizens Banking Corporation
February 7, 2006
Page 1